EXHIBIT E

FORMS OF LETTERS FROM THE FUND TO SHAREHOLDERS IN CONNECTION WITH
ACCEPTANCE OF OFFERS OF TENDER

[______ __, 20__]

Dear Shareholder:

Aspiriant Capital Appreciation Fund (the “Fund”) has received and accepted for purchase your tender of all or some of your shares of beneficial interest in the Fund (your “Shares”).

Because you have tendered and the Fund has purchased all or some of your Shares, you have been issued a note (the “Note”) entitling you to receive an initial payment in an amount equal to at least 98% of the value of the purchased Shares based on the unaudited value of the Fund as of September 30, 2026, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal approximately on November 19, 2026, unless the notice due date of the Shares in the Fund has changed; provided that, if you tendered only a portion of your Shares, and the remaining portion of your Shares would be less than the required minimum account balance of $25,000 (except as a result of pro ration), the Fund reserves the right to reduce the amount to be repurchased from you so that the required minimum account balance is maintained or to repurchase the remainder of your Shares, in accordance with the terms of the tender offer. The Note will be held by UMB Fund Services, Inc. (“UMBFS”) on your behalf. Upon a written request by you to UMBFS, UMBFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.

The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2027.

If you are tendering only a portion of your account, you remain a Shareholder of the Fund with respect to the portion of the Shares that you did not tender.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (877) 997-9971.

Sincerely,

Aspiriant Capital Appreciation Fund

[______ __, 20__]

Dear Shareholder:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your shares of beneficial interest in the Fund (your “Shares”) in Aspiriant Capital Appreciation Fund (the “Fund”).

Because you have tendered and the Fund has purchased all or some of your Shares in the Fund, you have been paid an amount equal to at least 98% of the value of the purchased Shares in the Fund based on the unaudited value of the Fund as of September 30, 2026, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

The balance of the purchase amount will be paid to you promptly at the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2027.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (877) 997-9971.

Sincerely,

Aspiriant Capital Appreciation Fund

Enclosure